Exhibit 12.1
LORILLARD, INC. AND SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(In millions)

	Year Ended December 31,
	2009	2008	2007	2006	2005
Earnings from continuing operations before income taxes	$1,519	$1,434	$1,383	$1,344	$1,151

Add:
Fixed Charges	27	—	—	—	—

Earnings available for fixed charges	$1,546	$1,434	$1,383	$1,344	$1,151

Fixed Charges:
Interest expense, net of interest rate swaps:	$27	$—	$—	$—	$—

Fixed Charges	$27	$—	$—	$—	$—

Ratio of earnings to fixed charges	57.3	n/m	n/m	n/m	n/m